United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the quarter ended June 30, 2004

Commission File Number 000-27811

CHARTERED SEMICONDUCTOR MANUFACTURING LTD

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Republic of Singapore

(Jurisdiction of incorporation or organization)

60 Woodlands Industrial Park D
Street 2, Singapore 738406
(65) 6362-2838

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

SIGNATURES
EXHIBIT INDEX
Press release of the Company dated July 23, 2004

1. Other Events

On July 23, 2004 in Singapore, the Company issued a news release announcing its second quarter 2004 results. A copy of the news release dated July 23, 2004 is attached hereto as Exhibit 99.1.

2. Exhibits

99.1	Press release of the Company dated July 23, 2004.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: July 23, 2004
CHARTERED SEMICONDUCTOR MANUFACTURING LTD
	By:	/s/ George Thomas
		Name:	George Thomas
		Title:	Vice President and Chief Financial Officer

EXHIBIT INDEX

99.1	Press release of the Company dated July 23, 2004.